EXHIBIT 12.1

Hecla Mining Company

Fixed Charge and Preferred Dividend Coverage Ratio Calculation

For the Years Ended December 31, 2015, 2014, 2013, 2012 and 2011

	Year Ended December 31,
	2015	2014	2013	2012	2011
Net income (loss) before income taxes	$(30,658)	$12,584	$(34,925)	$23,833	$233,142
Fixed charges:
Interest portion of rentals	1,751	1,189	1,592	1,044	1,014
Total interest costs	38,910	38,528	28,174	2,427	2,875
Total fixed charges	40,661	39,717	29,766	3,471	3,889
Total earnings (loss)	$10,003	$52,301	$(5,159)	$27,304	$237,031
Preferred stock dividend requirements	$552	$552	$552	$522	$522
Ratio of pre-tax income (loss) to net income (loss)	$2.84	$0.71	$0.72	$1.59	$1.54
Preferred stock dividend factor	$1,566	$552	$552	$878	$850
Ratio of earnings to fixed charges	(na)	1.3	(na)	7.9	60.9
Ratio of earnings to fixed charges and preferred dividends	(na)	1.3	(na)	6.3	50.0
Coverage deficit:
On fixed charges	$30,658	$—	$34,925	$—	$—
On fixed charges and preferred dividends	32,224	—	35,477	—	—